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                                                                    EXHIBIT 99.2

RICHARD A. MECKLER                         [LIBERTYVIEW CAPITAL MANAGEMENT LOGO]
President and Chief Investment Officer



April 20, 2006


VIA CERTIFIED MAIL
Merrimac Industries, Inc.
Attention: Mason N. Carter, Chairman of the Board, President and Chief Executive
           Officer
41 Fairfield Place
West Caldwell, NJ 07006-6287

Dear Mr. Carter:

As you may know, certain entities advised by LibertyView Capital Management ("LV") are significant holders of shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Merrimac Industries, Inc. (the "Company"). As a significant holder of the Common Stock, LV is concerned about the Company's continuing failure to provide adequate returns to stockholders. LV believes that it is in the best interests of the Company and its stockholders for the Company to pursue a sale or other business combination transaction with another entity. In order to assure that any such transaction will result in the greatest possible returns to stockholders, LV hereby demands that the Company's Board of Directors immediately redeem the rights issued to stockholders pursuant to the Stockholder Rights Agreement, dated as of March 9, 1999, by and between the Company and Wachovia Bank, National Association, as Rights Agent, as amended.


Very truly yours,

/s/ Richard A. Meckler
    ---------------------------------
    Richard A. Meckler